                                                               File No. 70-9789

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                     AMENDMENT NO. 2 TO FORM U-1 DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                     (Name of company filing this statement
                   and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

Lisa D. Gamblin                                    George Dwight II
Vice President & Treasurer                         Senior Counsel
Cinergy Corp.                                      Cinergy Corp.
139 East Fourth Street, 24AT2                      139 East Fourth Street, 25AT2
Cincinnati, Ohio 45202                             Cincinnati, Ohio 45202
                                                   513-287-2643 (ph)
                                                   513-287-3810 (f)
                                                   gdwight@cinergy.com

                    (Name and address of agents for service)

The  declaration  as previously  filed is hereby amended and restated to read in its entirety as follows:

Item 1.  Description of Proposed Transactions

         Cinergy Corp.,  a Delaware  corporation  and registered  public utility holding company  ("Cinergy" or the "Company"),  seeks  Commission  authorization under the Public Utility Holding Company Act of 1935, as amended (the "Act"), to amend its  certificate  of  incorporation  and to solicit  proxies  with respect thereto,  as described below. As a preliminary matter, so that it may mail proxy solicitation  materials  in a timely  manner,  Cinergy  requests  issuance  of a
combined  notice  of  the  proposed   transactions  and  order  authorizing  the
solicitation of proxies by not later than March 9, 2001.

         By order dated June 23, 2000 in File No. 70-9577 (HCAR No. 27190),  the
Commission  authorized  Cinergy over a five-year period commencing with the date of the Commission's order to engage in various financing transactions, including issuing preferred  securities,  subject to the terms and conditions specified in the order.

         Under its certificate of incorporation, Cinergy is currently authorized to issue one class of stock,  namely,  600 million shares of common stock, $0.01 par value per share  (the  "Common  Stock"),  158,967,661  shares of which  were issued and outstanding on October 31, 2000.

         Cinergy intends to amend its certificate of incorporation to permit the
Company  to issue up to  10,000,000  shares  of  preferred  stock in one or more series  with the terms of each series to be  determined  by  Cinergy's  Board of
Directors (the "Proposed  Amendment").  Under the Delaware  General  Corporation
Law, Cinergy may amend its certificate of incorporation to create new classes of stock upon appropriate  action by the Board of Directors and  shareholders  duly adopting  the  Proposed  Amendment.  In  particular,  in order for the  Proposed
Amendment to be duly adopted,  following  adoption of the Proposed  Amendment by
Cinergy's Board of Directors, not less than a majority of the outstanding shares of Common Stock  entitled to vote thereon (i.e.,  shareholders  of record at the close of  business  on  March  2,  2001)  must  vote in  favor  of the  Proposed
Amendment.

         Cinergy's  Board of  Directors  has  unanimously  approved the Proposed
Amendment.  The Proposed Amendment will be submitted to shareholders at the next annual  meeting,  scheduled  to take place on May 1, 2001.  Cinergy  proposes to begin mailing proxy solicitation materials to shareholders on or about March 19,
2001.

         At Cinergy's annual meeting held on May 1, 2001, the Proposed Amendment was approved by the requisite  vote of the Common Stock  holders.  Specifically,
63.53 % of the  outstanding  shares of Common  Stock  voted  "for" the  Proposed
Amendment.

Item 2.  Fees, Commissions and Expenses

         The fees,  commissions,  and expenses paid or to be paid or incurred by
Cinergy  or any  associate  company  thereof  in  connection  with the  proposed transactions are estimated as follows:

Fees of proxy solicitation consultant                                  $8,500
Printing, mailing, miscellaneous                                       $150,000
TOTAL                                                                  $158,500

Item 3.  Applicable Statutory Provisions

         Section 12(e) of the Act and Rules 62 and 65 thereunder  are applicable to the proxy solicitation described herein. Section 6(a)(2) is applicable to the
Proposed  Amendment.  Rule 54 under the Act is also  applicable  to the proposed transactions.

         Rule 54 provides  that in  determining  whether to approve the issue or sale of a security by a registered  holding  company for purposes other than the acquisition  of an exempt  wholesale  generator (as defined in section 32 of the
Act,  "EWG") or a foreign  utility company (as defined in section 33 of the Act,
"FUCO"),  or  other  transactions  by such  registered  holding  company  or its subsidiaries  other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered  holding company if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

         Cinergy  currently  does not meet the  conditions of Rule 53(a).  As of
December  31,  2000,  Cinergy's  "aggregate  investment,"  as  defined  in  Rule
53(a)(1),  in EWGs and FUCOs was approximately  $1,371.2 million. This amount is
equal  to  approximately  119%  of  Cinergy's  average  "consolidated   retained
earnings,"  also as  defined  in Rule  53(a)(1),  for the  four  quarters  ended
December 31, 2000,  of  approximately  $1,151.2  million,  which exceeds the 50%
"safe harbor" limitation contained in the rule.

         By order dated  March 23, 1998 (HCAR No.  26848)  ("1998  Order"),  the
Commission  authorized Cinergy to increase its aggregate  investment in EWGs and
FUCOs to an amount equal to 100% of  Cinergy's  average  "consolidated  retained earnings" ("100% Cap").  Further, by order dated June 23, 2000 (HCAR No. 27190), the Commission  granted Cinergy  additional  authorization to invest in EWGs and
FUCOs beyond that  granted in the 1998 Order,  specifically,  $1,000,000,000  in
addition  to  Cinergy's   aggregate   investment  at  the  date  of  such  order
(approximately   $731,000,000)  ("$1.73  Billion  Cap").   Therefore,   although
Cinergy's aggregate  investment at December 31, 2000, exceeds both the 50% "safe harbor"  limitation and the 100% Cap, this  investment  level is permitted under the $1.73 Billion Cap.

         With  respect to  capitalization,  there has been no  material  adverse
impact  on  Cinergy's  consolidated   capitalization  resulting  from  Cinergy's
investments in EWGs and FUCOs.  As of September 30, 1997, the most recent period for which  financial  statement  information  was  evaluated  in the 1998 Order,
Cinergy's consolidated  capitalization consisted of 44.1% equity and 55.9% debt.
As of December  31, 2000,  Cinergy's  consolidated  capitalization  consisted of
40.4% common  equity,  0.9%  cumulative  preferred  stock and 58.7% debt.  These ratios are within  acceptable  ranges,  as further reflected by the fact that at
December 31, 2000,  Cinergy's senior unsecured debt was rated "investment grade"
by all the major  rating  agencies.  The proposed  transactions  -- that is, the solicitation  of proxies and proposed  charter  amendment to permit  issuance of preferred  stock -- will  themselves  have no impact on  Cinergy's  consolidated capitalization.  Of  course,  to  the  extent  that  Cinergy  ultimately  issues
preferred   stock,   that  will  tend  to  increase  the  equity   component  of
capitalization.

         With  respect to earnings,  Cinergy's  interests in EWGs and FUCOs have made significant  contributions to Cinergy's  consolidated retained earnings, as reflected in the quarterly  certificates filed by Cinergy in Docket Nos. 70-9011 and  70-9577.  Although  Cinergy's  consolidated  earnings  for the  year  ended
December 31, 1997 were negatively  affected by Cinergy's 50% ownership  interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time,  non-recurring windfall tax.
Significantly,  this tax did not affect  earnings from ongoing  operations,  and therefore would not have any negative  impact on earnings in future periods.  In
July  1999,  Cinergy  sold  all  of  its  ownership  in  Midlands,  realizing  a substantial profit.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b)
of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity  with, and otherwise  adheres to, the requirements  thereof.  With reference  to Rule  53(a)(3),  no more  than 2% of the  employees  of  Cinergy's domestic public utility companies render services,  at any one time, directly or indirectly,  to EWGs or FUCOs in which Cinergy  directly or indirectly  holds an interest.  With reference to Rule 53(a)(4),  Cinergy will concurrently provide a copy of this  application  to each  regulator  referred  to  therein,  and  will otherwise  comply with the  requirements  thereof  concerning  the furnishing of information.  With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.  Finally, Rule 53(c)
by its terms is inapplicable since the proposed  transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         The proposed  transactions  are not subject to the  jurisdiction of any state or federal commission other than this Commission.

Item 5.  Procedure

         Cinergy  requests  that the  Commission  issue and  publish  as soon as practicable  the  requisite  notice  under Rule 23 with respect to the filing of this  Declaration,  together  with an  order  under  Section  12(e)  and Rule 62 permitting Cinergy to solicit proxies with respect to the Proposed Amendment.

         Cinergy  waives a  recommended  decision by a hearing  officer or other responsible  officer of the Commission;  consents that the Staff of the Division of  Investment  Management  may assist in the  preparation  of the  Commission's order;  and requests that there be no waiting period between the issuance of the
Commission's order and its effectiveness.

     Cinergy hereby  undertakes to file with the Commission  pursuant to Rule 24 under the Act a copy of the  certificate  of  designation  or  resolution of the
Board of  Directors  pursuant to which  Cinergy  issues any series of  preferred stock, and setting forth the terms and provisions  thereof,  within ten business days after Cinergy issues any such series.

Item 6.  Exhibits and Financial Statements

     (a) Exhibits

     A-1 Certificate of incorporation of Cinergy (incorporated by reference from
Cinergy's 1993 Form 10-K in File No. 1-11377)

     A-2  By-laws of  Cinergy,  as amended on April 27,  2000  (incorporated  by reference from Cinergy's March 31, 2000 Form 10-Q in File No. 1-11377)

     B-1 Preliminary proxy statement (incorporated by reference from preliminary proxy  statement in File No.  001-11377 filed with the Commission on February 9,
2001)

     B-2 Form of proxy  (incorporated  by reference  from form of proxy included with preliminary proxy statement in File No. 001-11377 filed with the Commission on February 9, 2001)

     C Not applicable

     D Not applicable

     E Not applicable

     F-1 Preliminary opinion of counsel

     G Form of notice and order permitting proxy solicitation (previously filed)

     (b) Financial Statements

     NOTE:  Cinergy  corporate and  consolidated  actual and pro forma financial statements  are  omitted  since the  proposed  transactions  will have no impact thereon.

Item 7.  Information as to Environmental Effects

         (a) The  Commission's  action in this  matter will not  constitute  any
major  federal  action   significantly   affecting  the  quality  of  the  human
environment.

         (b)  No  other   federal   agency  has  prepared  or  is  preparing  an
environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the  requirements of the Public Utility Holding Company Act of 1935, the undersigned  company has duly caused this amended application to be signed on its behalf by the officer indicated below.

Dated:  May 8, 2001

                                                Cinergy Corp.

                                            By: /s/Wendy L. Aumiller
                                                Assistant Treasurer